United States securities and exchange commission logo





                           December 21, 2021

       Richard Garr
       Chief Executive Officer
       Curative Biotechnology, Inc.
       1825 NW Corporate Blvd, Suite 110
       Boca Raton, FL 33431

                                                        Re: Curative
Biotechnology, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
24, 2021
                                                            CIK No. 0001400271

       Dear Mr. Garr:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 24, 2021

       Cover Page

   1. We note that a group of your officers and directors control a significant portion of the
                                                        Company. Please tell us
whether you will be deemed a    controlled company    as defined
                                                        by the market on which
you intend to list and, if so, whether you intend to rely on any exemptions as a
controlled company. If applicable, please disclose on the prospectus cover page and in the
prospectus summary that you are a controlled company, and include a risk factor that
discusses the effect, risks and uncertainties of being designated a controlled company.

       Prospectus Summary
 Richard Garr
FirstName LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany21,
December   NameCurative
              2021       Biotechnology, Inc.
December
Page 2    21, 2021 Page 2
FirstName LastName
What We Do, page 1

2.       Please revise your Summary to provide a more detailed overview of each of the
         Company's four programs and the current development status of each. Your disclosure in this section should be balanced by noting the challenges the Company faces in developing such programs, including competition, the Company's history of net losses, and the uncertainty surrounding its ability to continue as a going concern.
3. We note your disclosure that "[o]ne of [y]our major focuses is on diseases defined by the
         United State Food and Drug Administration, or FDA, as    Orphan
Diseases.   "
         "Orphan" has a specific meaning in FDA regulations, and your product candidates have not yet received orphan designation from the FDA. As such, you should revise disclosure here and throughout the prospectus as applicable to remove any possible inference that your product candidates have been or will be granted orphan designation. You may retain disclosure indicating that you intend to seek such designation and an explanation of the process and benefits if granted.
Risk Factors, page 4

4. We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K. In addition, please revise to comply with Item 105(a) of Regulation S-K by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption
         "General Risk Factors."
We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations., page 4

5. We note references in your risk factor disclosure on page 4 discussing cannabis and other flora. However, we do not note any other cannabis related disclosure elsewhere in your draft registration statement, including your business section. Please revise your risk factor disclosure to make this risk factor more specific to your business or otherwise advise.
We are an early-stage company, have no product revenues, are not profitable and may never be profitable., page 4

6. Please revise your statement that "initial data from [y]our research appear promising" to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.
You may experience future dilution as a result of future equity offerings., page 22
 Richard Garr
FirstName LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany21,
December   NameCurative
              2021       Biotechnology, Inc.
December
Page 3    21, 2021 Page 3
FirstName LastName
7. We note your disclosure elsewhere that you will issue an additional 6,500,000 and
         17,5000,000 shares of Common Stock upon the occurrence of certain milestones under your license agreements with Mid-Atlanta BioTherapeutics, Inc. Please revise your disclosure here or where you deem appropriate to describe the future dilution that may occur pursuant to your material agreements.
Use of Proceeds, page 24

8. We note your disclosure that you intend to use portions of the proceeds of this offering to
         (i) begin manufacturing of all four of our development stage therapeutics, (ii) begin preparation for regulatory submissions and clinical trials, (iii) prosecute patent applications worldwide and (iv) general corporate purposes. Please specify what amounts will be allocated to each of these uses. In addition, please revise you disclosure to allocate the amount of proceeds you expect to use for each of your four programs and specify how far in the clinical development of your product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

9. We note your disclosure appears to leave out the "Trends & Outlook" section referenced in your second bullet on page 26. Please revise your disclosure here or otherwise advise.
Our Business, page 32

10. We note your disclosure of your Scientific Advisory Board on page 26, in your Results of
         Operation section, in your financial statements and on your website. If material, please include disclosure that describes the role or function of your Scientific Advisors, whether there are any rules of procedures governing this board as well as how the Scientific
         Advisors are compensated.
Licenses, page 33

11. We note your disclosure here indicates that both of your license agreements with Mid-
         Atlanta BioTherapeutics, Inc. contain termination provisions if you do not raise certain amounts of funds for each of your product candidates specific to each agreement. However, your disclosure in your draft registration statement regarding the
         term and termination provision appears to be inconsistent with the actual language in
         Section 12 of each License Agreement filed as Exhibit 10.09 and 10.13. Please reconcile this apparent inconsistency or otherwise advise.
12. For each of your material licenses described in this section please update your disclosure to include a description of the termination provisions available to the licensor under each agreement.
 Richard Garr
FirstName LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany21,
December   NameCurative
              2021       Biotechnology, Inc.
December
Page 4    21, 2021 Page 4
FirstName LastName
Products Development, page 33

13. We note that your disclosure for each of your four development programs (Rabies,
         Glioblastoma, Retinal Degenerative Disease and COVID-19) only includes brief discussions of each program with no detail regarding the current phase of development or steps taken by the Company after in-licensing each candidate. In addition, we note your website and your "Corporate Overview" investor presentation currently available on your website contain more detailed material information that is not disclosed in your draft registration statement, including, for example only, (i) mechanism of action of your product candidates, (ii) preclinical animal data, (iii) specific indications you plan to pursue and (iv) description of planned regulatory pathways. Please revise your disclosure for each of your four programs to discuss each program's current stage of development, any prior material preclinical studies and results, and any regulatory submissions or filings made to date.
14. We note your disclosure that "[o]btaining the PRV is a primary business goal for the
         Company for this program." Please revise your disclosure in this section to explain the conditions for and the impact of receiving a FDA Priority Review
Voucher.
15. In relation to your glioblastoma program, we note your statement that "the company plans on manufacturing the drug and taking it through an FDA approved Phase 1 proof of concept trial." Please revise your disclosure to indicate whether you have submitted an
         IND to the FDA and whether such submission has been accepted. In the event you have not submitted an IND, please revise this statement to remove the implication that you will assuredly progress to Phase 1 trials, as such statement appears premature.
16. We note your disclosure that you were licensed the "first ever CD56 fully humanized monoclonal antibodies." Please provide your basis for this statement. NIH License L-088-20210 - "Druggable target to treat retinal degeneration", page 34

17. We note your disclosure that you "may choose to extend the term for the life of the patents underlying the licensed assets for $45,000." Please update your disclosure to further describe the length of such potential extension. In addition, we note section 13.2(b)(ii) of
         Exhibit 10.11 states that you must provide the licensor written evidence of commercially reasonable progress toward your clinical studies of the Licensed Product and adherence with the Commercial Development Plan in addition to the $45,000 extension royalty in order to the extend the term of the agreement. Please update your disclosure accordingly to reflect this provision or otherwise advise.
Competition, page 35

18. We note your disclosure regarding competition in the drug development industry. Please expand your disclosure to also discuss competition among each of your material programs or product candidates, including the Company's competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.
 Richard Garr
FirstName LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany21,
December   NameCurative
              2021       Biotechnology, Inc.
December
Page 5    21, 2021 Page 5
FirstName LastName
Intellectual Property, page 35

19. Please revise your intellectual property disclosure to disclose for each material patent and patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted for each product or technology (composition of matter, use, or process), whether the patents are owned or licensed, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent.
         In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.
Description of Securities, page 45

20. Your disclosure does not describe that you are registering Units and the warrants portion of the Unit and the common stock underlying the warrants. Please state all securities that you are registering. Refer to Item 202 of Regulation S-K. In addition, please file the form of unit agreement or otherwise advise.
Common Stock Purchase Options, page 47

21. We note your disclosure that the Company issued a "consultant" certain options to purchase common stock of 1% of the issued and outstanding capital stock of the Company on a fully diluted basis. Please update your disclosure here to identify the consultant and disclose if he/she is still providing services to the Company. In addition, please describe the consulting and management services provided by the consulting agreement in greater detail in your business section or where you deem appropriate. Please disclose
         the material terms of the agreement including the parties    rights
and obligations, payment
         terms and termination provisions. In addition, please file the agreement as an exhibit to your registration statement as required under Item 601(b)(10) of Regulation S-K.
Our Management
Executive Officers and Directors, page 49

22. We note your disclosure that Mr. Michaels and Dr. Ginsberg are "co-founders" of the
         Company. However, we note your disclosure elsewhere, including on page 44, that the
         Company was originally incorporated in 1995 as Growth Industries, Inc. and has subsequently changed its name and reincorporated multiple times. Please revise your disclosure to clarify what specifically you mean when you state Mr. Michaels and Dr.
         Ginsberg are "co-founders" of the Company.
23. We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. See Item 401(e) of Regulation S-K.
Statements of Operations, page F-4
 Richard Garr
FirstName LastNameRichard
Curative Biotechnology, Inc. Garr
Comapany21,
December   NameCurative
              2021       Biotechnology, Inc.
December
Page 6    21, 2021 Page 6
FirstName LastName


24. It appears that you are presenting your expenses by function (general and administrative)
         and by nature (salaries and share based compensation and professional fees and share based compensation). Please revise to present your Statements of Operations consistently by function, or tell us why no revision is necessary. Refer to Rule 5-03 of Regulation S-X.
         This comment also applies to the disclosures on page F-19.
Note 10 - Deficiency in Stockholders' Equity, page F-12

25. Please revise to disclose the specific services received for the stock issued for services, particularly related to the Series A and Series C preferred stock that resulted in significant compensation recorded in fiscal 2020. Please also disclose how these shares were valued.
Exhibits

26. We note that your forum selection provision in Article X of your Amended and Restated
         Bylaws identifies the State Court of Florida as the exclusive forum for certain litigation,
         including any    derivative action.    Please disclose whether this
provision applies to actions
         arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
27. We note that you have not filed the form of warrant related to the units being offered in this registration statement. Please file the form of warrant. See Item 601(b)(4) of
         Regulation S-K.
28.      We note your exhibit list includes License Agreements 10.09 through
10.13. Please revise
         your description of each license agreement to include the name of the parties to each agreement.
29. Please ensure that the agreements filed as exhibits are complete, dated and executed copies that include all of the material terms of the agreement. For example only, we note that it appears that pages 26 through 34 were admitted from Exhibit
10.11 and pages 21
         through 25 were admitted from Exhibit 10.12. Please refile complete and executed copies of your agreements or otherwise advise.
 Richard Garr
Curative Biotechnology, Inc.
December 21, 2021
Page 7
General

30. We note the interview with Mr. Garr with Dan Sfera on July 6, 2021 that is available on
      YouTube. In the interview, Mr. Garr references the Company   s plans to
file a Form 10,
      up-list to a different exchange and future financings. Please provide us with your analysis as to how this complies with Section 5 of the Securities Act.
31. We note that some information on your website is inconsistent with the information provided in your draft registration statement. For example only, on the "Pipeline"
      section on your website you state you have "A CURE FOR RABIES" and "currently have nine ongoing programs in three therapeutics areas." Please ensure your registration statement is complete and accurate, and that the information on your website is consistent with such disclosure.

32.   Please provide the dealer prospectus delivery obligation as required by
Item 502(b)
      of Regulation S-K.
33. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameRichard Garr
                                                            Division of
Corporation Finance
Comapany NameCurative Biotechnology, Inc.
                                                            Office of Life
Sciences
December 21, 2021 Page 7
cc:       Raul Silvestre, Esq.
FirstName LastName